Filed by Apricus Biosciences, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Apricus Biosciences, Inc. (SEC File No. 000-22245)

Commission File No. for the Related Registration Statement: 333-227166

Call Transcript

Hello. This is Rich Pascoe, Chief Executive Officer at Apricus Biosciences. I am calling you to ask for your support as an Apricus stockholder for the proposed merger with Seelos Therapeutics. On January 4, 2019, we will reconvene a Special Meeting of Stockholders to approve the merger and related proposals. Our Board of Directors has recommended that you vote in favor of all eight proposals on the ballot. Importantly, both the merger proposal, proposal number one, and the reverse stock split, proposal number two, must be approved in order for the merger to be completed. We urge you to read the proxy statement, which has been filed with the Securities and Exchange Commission. To vote or obtain a copy of the proxy statement at no charge, please contact our proxy firm, Morrow Sodali, at 1-877-787-9239. That number again is 1-877-787-9239. Thank you.